Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Discussion and Analysis”) to “Pasqal”, “the Company”, “we”, “us”, or “our” refer to Legacy Pasqal and its subsidiaries prior to the completion of the Business Combination (each as defined below) and to Pasqal Holding SA, a French société anonyme (“New Pasqal”) and its subsidiaries after giving effect to the Business Combination. This Discussion and Analysis provides information which Pasqal’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This Discussion and Analysis should be read together with Pasqal’s condensed half-year consolidated financial statements and related notes thereto that are included in Pasqal’s report on Form 6-K, to which this Discussion and Analysis is attached as an exhibit, as well as the audited consolidated financial statements and the related notes thereto for the years ended December 31, 2025 and 2024, and the section entitled “Risk Factors,” included in Pasqal’s registration statement on Form F-1. In addition to historical consolidated financial information, this Discussion and Analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors. Discrepancies in any table between totals and sums or differences of the amounts are due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Discussion and Analysis reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Discussion and Analysis contains forward-looking statements pertaining to our strategy, future operations, financial position, projected costs, and plans. We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic uncertainty;

●	our limited operating history, concentrated customer base and early-stage commercial model, which make it difficult to forecast our future results of operations and funding requirements;

●	the possibility that quantum computing may never become commercially viable or widely adopted, and that our technology roadmap and the anticipated milestones and timing thereof may change;

●	our need for a significant amount of additional capital to pursue our business objectives, risks relating to our outstanding indebtedness and the risk that additional financing may not be available on acceptable terms or at all, which could require us to delay, limit or substantially reduce our development efforts;

●	the risk that our technical roadmap and plans for commercialization involve technology that is still under development and may not become available on the expected timeline or achieve the intended performance level;

●	our ability to scale and adapt our business and existing technology, including our manufacturing capacity, in a timely or cost-effective manner to meet customer and market demand;

●	the effects of competition on our future business;

●	competition in the quantum computing industry on a global scale, including the risk that competitors achieve technological breakthroughs that render our systems obsolete or inferior, and competitive pressures on our pricing;

●	our dependence on relationships with third-party providers, including cloud providers and suppliers of specialized components such as laser systems, and the risk that any disruption of or interference with our use of such providers would adversely affect our business;

●	our reliance on future collaborative partners and our ability to establish and maintain suitable strategic partnerships;

●	our dependence on our ability to attract and retain senior executive leadership and other key employees, including quantum physicists, software engineers and other key technical personnel;

●	our ability to penetrate multiple markets, and the additional regulatory burdens and political, social and geographical risks associated with our international operations and investment commitments in France, the United States, Canada, Saudi Arabia, South Korea and the United Kingdom;

●	restrictions or delays in changes of control or significant investments in us due to French State influence and French foreign investment regulations, and limitations on shareholder liquidity and transferability of our securities arising therefrom;

●	delays or limitations in our strategic decision-making due to our governance structure and restrictions under French law, including the strategic committee established at the level of Pasqal SAS and the business allocation agreement;

●	our ability to obtain and maintain patent protection for our technology and the risk that the scope of patent protection obtained is not sufficiently broad or robust, including risks arising from license and co-ownership arrangements originating in academic research and from our use of open-source software;

●	cybersecurity, physical hardware and human-related security risks that could result in significant operational disruption, financial loss, legal liability or reputational harm;

●	our dependence on contracts with French and other governmental entities and the European Commission, which are subject to public procurement processes, budgetary constraints and changes in government priorities, and the risk that government grants may be reduced, cancelled or required to be repaid;

●	risks arising from litigation, investigations and regulatory proceedings, including product liability claims and environmental and safety regulation;

●	our status as a foreign private issuer, which exempts us from certain provisions applicable to United States domestic public companies and the additional costs we would incur if that status were lost, and the difficulties investors may face in protecting their interests because we are organized under the laws of France, including limitations on the ability to enforce rights through the U.S. federal courts;

●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Business Combination;

●	international, national or local economic, social, political or legal conditions that could adversely affect us and our business;

●	the effectiveness of our internal controls and our corporate policies and procedures;

●	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, including French tax legislation, limitations on the deductibility of interest and on the use of our tax loss carry-forwards, accounting guidance and similar matters in regions in which we operate or will operate in the future;

●	the volatility of the market price and liquidity of the Ordinary Shares and the Warrants and our ability to maintain the listing of our Ordinary Shares and Warrants on Nasdaq and operate as a public company;

●	risks relating to any unforeseen liabilities of the Company;

●	restrictions and oversight arising from our governance arrangements with Bpifrance and under French law, including the strategic committee of Pasqal SAS and the business allocation agreement;

●	failure to obtain lender consent, industry partner and other third party consents and approvals, when required;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our expectations with respect to market opportunity and market growth;

●	the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;

●	the potential for our quantum computing technology to achieve quantum advantage;

●	expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

●	expansion plans and opportunities, including risks related to the rollout of the Company’s business and expansion strategy; and

●	the need to obtain required approvals from regulatory authorities, including under French foreign investment control and applicable export control regimes.

The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this Discussion and Analysis and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see our filings with the U.S. Securities and Exchange Commission (www.sec.gov). There may be additional risks that we do not presently know or that we currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, the perceived benefits of the Business Combination; the effects of the Business Combination on Legacy Pasqal (each as defined below); assumptions that none of the risks identified in this Discussion and Analysis materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Discussion and Analysis and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Overview

Pasqal builds and develops neutral-atom quantum processing units (“QPUs”), designed to deliver scalable quantum computing capabilities. Its technology is designed to support deployment in standard data center environments and enable high-performance quantum computing across a range of applications.

Pasqal employs a modular approach to its neutral-atom processors, enabling the expansion of qubit arrays without compromising performance or fidelity. Its technology supports the arrangement of large numbers of neutral atoms in both two- and three-dimensional configurations, paving the way for systems with tens of thousands of physical qubits and hundreds of logical qubits by the end of this decade.

Pasqal’s neutral-atom technology is designed to address complex computational challenges across a range of industries, such as energy and utilities, finance, high value materials and manufacturing, healthcare and pharmaceuticals, logistics, aerospace and defense, and artificial intelligence. Pasqal works with a diverse set of customers and strategic partners globally, including IBM (Pasqal is part of the IBM quantum network), NVIDIA, Google, Microsoft, and leading high-performance computing centers such as GENCI/CEA (“GENCI”), CINECA, and Forschungszentrum Jülich.

Pasqal continues to invest in research partnerships and cloud-delivery capabilities to advance the practical adoption of quantum computing and expand the range of real-world applications supported by its technology.

Recent Developments

Reorganization

In connection with the signing of the Agreement and Plan of Merger (as amended, the “Business Combination Agreement”), on February 28, 2026, Pasqal SAS effected an internal reorganization (the “Pasqal Reorganization”), pursuant to which Pasqal SAS and its subsidiaries became the wholly-owned subsidiaries of Pasqal Holding SAS, a French société par actions simplifiée and a new holding company (“Legacy Pasqal”). Following the consummation of the Pasqal Reorganization, Legacy Pasqal owned 100% of the share capital of Pasqal SAS and its subsidiaries.

The Business Combination

On August 27, 2026 (the “Closing Date”), Bleichroeder Acquisition Corp. II (“Bleichroeder”), a special purpose acquisition company, Bleichroeder Acquisition France Merger Sub 2 (“Merger Sub”), a wholly-owned subsidiary of Bleichroeder, and Pasqal consummated the Business Combination, pursuant to which, among other things: (i) Bleichroeder merged with and into Merger Sub (the “Reincorporation Merger”), with Merger Sub remaining as the surviving company (the “Bleichroeder Surviving Corporation”) and (ii) Pasqal merged with and into Bleichroeder Surviving Corporation, with Bleichroeder Surviving Corporation continuing as the surviving entity (the “Business Combination”). Following the consummation of the Business Combination, Bleichroeder Surviving Corporation changed its name to Pasqal Holding SA.

In connection with the Business Combination, each then issued and outstanding “Class Seed” ordinary share, common ordinary share, “Class A” ordinary share, “Class B” ordinary share and “Class C” ordinary share of Legacy Pasqal, in each case with a par value of €0.10 per share, was exchanged for New Pasqal ordinary shares using an exchange ratio of approximately 22.736, resulting in the issuance of 199,999,960 New Pasqal ordinary shares to the former shareholders of Legacy Pasqal.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS as issued by the IASB (as defined below). Under this method of accounting, Bleichroeder is treated as the “acquired” company for financial reporting purposes, and Legacy Pasqal is the accounting “acquirer”. The Business Combination is treated as the equivalent of New Pasqal issuing its ordinary shares in exchange for the net assets of Bleichroeder. As a result, the net assets of Bleichroeder are stated at historical cost, with no goodwill or other intangible assets recorded. In accordance with IFRS 2 (as defined below), any excess of the fair value of New Pasqal ordinary shares issued to Bleichroeder shareholders over the fair value of the identifiable net assets of Bleichroeder acquired represents compensation for the service of a stock exchange listing and is expensed as incurred.

Financing for the Business Combination

Substantially concurrently with the closing of the Business Combination, Pasqal consummated a financing pursuant to the securities purchase agreement dated as of March 4, 2026 and as amended on May 23, 2026 entered into by Bleichroeder and Merger Sub with certain investors (the “Investors”), whereby New Pasqal issued $312.5 million aggregate principal amount of senior unsecured convertible bonds initially convertible into 26,041,667 New Pasqal ordinary shares (the “Senior Unsecured Convertible Bonds”) and 32,552,083 warrants initially exercisable at $12.00 per New Pasqal ordinary share (the “Investment Warrants”), for an aggregate subscription price of $250.0 million, reflecting a 20% original issue discount in the private placement (the “March 2026 Financing”). The Investment Warrants are currently exercisable and will expire five years from the Closing Date.

The Senior Unsecured Convertible Bonds and the Investment Warrants were accounted for in accordance with International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation (“IAS 32”) and International Financial Reporting Standards (“IFRS”) 9, Financial Instruments (“IFRS 9”). The Senior Unsecured Convertible Bonds require settlement through the delivery of a variable number of New Pasqal’s own equity instruments and do not meet the criteria for equity classification. Accordingly, the host convertible bond is qualified for and classified as a financial liability in accordance with IAS 32 and is designated as a financial liability measured at fair value through profit or loss (“FVTPL”), with transaction costs expensed as incurred, if any. The Investment Warrants are freestanding instruments that do not meet the fixed-for-fixed criterion for equity classification and are classified as derivative financial liabilities measured at FVTPL.

At initial recognition, both instruments are measured at their respective fair values. Any difference between the total proceeds received and the aggregate fair value of the Senior Unsecured Convertible Bonds and the Investment Warrants at issuance results in a day-one gain or loss. A day-one gain or loss may be deferred in accordance with IFRS 9 when the fair value measurement includes significant unobservable inputs and recognized in profit or loss over the term of the instruments. However, when the most significant inputs to the fair value measurement become observable, any such day-one gain or loss should be recognized immediately in profit or loss. As the closing of the Business Combination results in the share price of New Pasqal ordinary shares, which represents the most significant input to the fair value measurement for both instruments, becoming observable, the day-one loss is recognized immediately in profit or loss. Accordingly, the Senior Unsecured Convertible Bonds and the Investment Warrants are initially recognized at their respective fair values and the related day-one loss is recognized in profit or loss immediately upon the closing of the Business Combination.

Technological Achievements

Many of Pasqal’s potential commercial opportunities depend on its ability to demonstrate the technological feasibility and performance of its neutral-atom quantum computing platform and to continue advancing its technology in a timely manner in order to remain competitive in a rapidly evolving industry. Achieving these objectives requires the successful execution of several technological milestones, including scaling hardware capacity, improving qubit performance, and further developing the software and cloud infrastructure supporting Pasqal’s products and services.

Pasqal’s technology development strategy combines two complementary approaches. In the near term, Pasqal is advancing analog quantum computing capabilities based on physical qubits, which may support the development of initial commercial applications. At the same time, Pasqal continues to pursue a longer-term roadmap focused on digital fault-tolerant quantum computing, which aims to address errors that may occur during quantum computations.

Progress along this roadmap is generally assessed through a number of technical performance indicators, including the number of qubits available in a system, the repetition rate of quantum operations, and the fidelity of quantum gate operations. Improvements in these metrics are expected to contribute over time to the performance and scalability of Pasqal’s quantum computing systems.

Pasqal is also investing in a range of supporting technologies designed to enhance the performance and scalability of its hardware platform. Among these technologies are photonic integrated circuits (“PICs”), which are being explored as part of Pasqal’s hardware architecture and may contribute to improved qubit control and system integration. PICs represent one element within a broader set of enabling technologies under development as part of Pasqal’s research and development activities.

The quantum computing industry remains subject to significant technological uncertainty and rapid innovation. Competing quantum computing architectures, as well as alternative computing approaches, including advances in classical high-performance computing and artificial intelligence, may affect the pace of adoption of quantum computing technologies. As a result, Pasqal’s ability to develop commercially viable solutions will depend in part on its capacity to execute its technology roadmap while adapting to technological developments and competitive dynamics within the broader computing landscape.

NVIDIA’s CUDA-Q Integration

In March 2026, Pasqal announced the integration of NVIDIA’s CUDA-Q platform with its Quantum Resource Management Interface runtime, enabling quantum workloads to be scheduled and orchestrated on Pasqal quantum systems through standard high-performance computing (“HPC”) workflows. The integration is designed to facilitate hybrid GPU-QPU computing environments and support broader adoption of quantum computing within existing HPC infrastructures. Pasqal expects to deploy its on-premises software stack at CINECA, integrating its quantum processor with the Leonardo supercomputer to support hybrid GPU-QPU workloads.

Experimental Validation of Quantum Simulation

In March 2026, Pasqal and its academic partners used up to 256 atoms on Pasqal’s Orion Beta QPUs to simulate the magnetic material TmMgGaO₄ and compared the results against laboratory measurements on crystals of that material. The work was conducted with Los Alamos National Laboratory, the National High Magnetic Field Laboratory at Florida State University and the University of Tennessee, and was among the studies cited by Nature on March 30, 2026 in its coverage of quantum simulations being verified against experimental data for the first time.

Strategic Collaboration with True Nexus

On March 9, 2026, Pasqal entered into a strategic collaboration with True Nexus to apply quantum computing technology to the modeling and prediction of protein functionality in food applications. As part of the collaboration, the parties achieved an initial milestone by successfully encoding selected protein structures associated with protein gelation on Pasqal’s quantum hardware, representing an early step toward developing computational tools to predict and optimize protein functionality for food and biotechnology applications.

PROQCIMA Agreement

In early 2026, Pasqal presented the results of its work to experts from the French Direction Générale de l’Armement and members of the scientific community appointed by the Agence Nationale de la Recherche. The demonstration was designed to evidence a repeatable and robust capability rather than an isolated experimental result. The PROQCIMA agreement, led by the French Ministry of Armed Forces under the France 2030 investment plan and the national quantum technologies strategy, aims to support the development of two quantum computers with 128 logical qubits by 2032.

Scaling of the Qubit Register

In April 2026, Pasqal prepared defect-free registers of 1,024 atoms, doubling its previous result of 506 atoms, and extended atom lifetimes approximately 40-fold through a redesigned cryogenic platform. Registers at this scale provide the overhead in physical qubits required for quantum error correction.

XPRIZE Quantum Applications Competition

In May 2026, Pasqal was selected as one of five wildcard finalists, from 62 wildcard submissions, to advance into Phase II of the XPRIZE Quantum Applications competition, a three-year, $5 million global competition evaluating quantified impact, hardware feasibility and advantage over classical approaches.

Quantum Computing Deployment in Saudi Arabia

On May 18, 2026, Pasqal and Saudi Arabian Oil Company inaugurated Saudi Arabia’s first quantum computer and launched the region’s first commercial Quantum Computing as a Service (QCaaS) platform. The platform, powered by Pasqal’s 200-qubit neutral-atom quantum processor and hosted at Aramco’s data center in Dhahran, provides cloud-based access to quantum computing capabilities for industrial, research, and commercial applications. The collaboration supports the development of quantum use cases across energy, materials, logistics, and other industrial sectors.

Research Milestone in Logical Qubit Computing

On May 21, 2026, Pasqal announced that it had successfully executed a full machine-learning application for solving differential equations using logical qubits and demonstrated that the logical implementation outperformed its physical-qubit counterparts, in what the Company believes to be the first such comparison on a full application rather than on isolated sub-routines. Progress toward fault-tolerant architectures remains subject to substantial further technical development.

Deployment of Quantum Computer at CINECA

In 2026, Pasqal announced the inauguration of Italy’s first neutral-atom quantum computer, a 140-qubit system deployed at CINECA, Italy’s largest public supercomputing center. The system is intended to be integrated with the Leonardo supercomputer to support hybrid quantum and HPC workloads and forms part of the EuroHPC initiative to expand Europe’s federated HPC-quantum infrastructure. Upon commissioning, the deployment will represent Pasqal’s third EuroHPC-linked quantum system in Europe and will further expand the Company’s installed base of quantum computing systems.

Aeponyx PICs Packaging Center of Competency

On July 2, 2026, Pasqal launched, through its Canadian subsidiary Aeponyx Enterprises Inc. (“Aeponyx”), a Center of Competency in PICs Packaging at the C2MI in Bromont, Quebec, intended to establish a domestic Canadian supply chain supporting the photonic layer of Pasqal’s hardware roadmap. In August 2026, Pasqal trapped individual atoms using laser light generated by a PIC, holding four rubidium atoms in four optical traps from a single photonic chip with lifetimes of approximately 27.5 seconds, matching the Company’s bulk-optics systems. The platform was co-developed with Aeponyx, acquired less than 18 months earlier, and reduces the optical footprint by up to a factor of 50, addressing a principal constraint on manufacturing neutral-atom processors at industrial scale.

Trends and Key Factors Affecting Performance

Pasqal’s business is supported by continued growth in commercial activity through (i) sales of QPUs and (ii) sales of QPU-related services mainly consisting of research and development services and QPU upgrade services. Pasqal’s revenue was €4.9 million for the six months ended June 30, 2026 compared to €4.3 million for the six months ended June 30, 2025; the 14% revenue growth was primarily attributable to the timing of revenue recognition associated with the QPU upgrade under the Forschungszentrum Jülich contract. Revenue may fluctuate between periods based on project milestones and the performance of services. For example, although the Saudi Arabian Oil Company QPUs were commissioned during the period and entered its operational phase, the revenue associated with the related services is expected to be recognized in future periods as those services are performed.

Government Funding

A portion of Pasqal’s business is conducted with various governments, consisting of the governments and government agencies in Europe, Canada, United States of America, and South Korea. Since many of Pasqal’s government customers and government funding programs are subject to budget constraints, Pasqal’s continued performance under these contracts or award of additional contracts from these agencies, could be jeopardized by governmental regulations, public procurement processes and spending reductions or budget cutbacks from the governments and government agencies. As a result, the changes in government spending levels and the timely funding thereof could impact Pasqal’s financial performance. The long-term outlook for Pasqal’s business is influenced by government funding priorities, the diversity of Pasqal’s programs and customers, and Pasqal’s ability to evolve its products and services and successfully execute on its contracts.

Strategic Partnerships

Pasqal’s future growth depends in part on its ability to identify, establish, and maintain strategic partnerships. Historically, Pasqal has relied upon third parties to operate its platform, house some of its systems, provide its services, and provide certain specialized components, such as laser components, to operate its business. Any disruption to, or interference with, Pasqal’s reliance on these third-party providers or facilities could adversely affect its business, results of operations, and financial condition. Pasqal expects to continue evaluating and pursuing additional academic, institutional, and commercial partnership opportunities that are complementary to its technology roadmap and long-term business objectives.

Research Collaboration with KACST

On August 12, 2026, Pasqal entered into a research collaboration agreement with King Abdulaziz City for Science and Technology (“KACST”), represented by its National Center for Quantum Technologies, to advance research and development in quantum technologies in the Kingdom of Saudi Arabia. The collaboration focuses on the development and validation of quantum-safe cryptographic solutions by combining Pasqal’s neutral-atom quantum computing technology and cloud services with KACST’s research infrastructure. The agreement further expands the Company’s presence in Saudi Arabia and complements its existing activities in the region, including the deployment of QPUs with the Saudi Arabian Oil Company. While the collaboration reflects the parties’ shared intention to explore broader opportunities in quantum technologies, the agreement does not provide for any commercial commitments, and there can be no assurance that the collaboration will result in future commercial arrangements or products.

Memorandum of Understanding with Eleven Ventures

On August 24, 2026, Pasqal announced a memorandum of understanding (the “Saudi MoU”) with Eleven Ventures, a Kingdom of Saudi Arabia based investment platform and venture capital firm, to establish a commercial joint venture to deploy, commercialize, and scale our quantum computing systems across the Kingdom of Saudi Arabia and the wider region. No definitive agreements have been entered into and, accordingly, no financial effect has been recognized.

Strategic Partnership with USA Rare Earth and Riven Systems

On September 17, 2026, Pasqal announced a strategic partnership with USA Rare Earth and Riven Systems to develop next-generation separation technology for the rare earth value chain. Using quantum machine learning, the project aims to identify new separation molecules that bind more effectively to rare earths than existing alternatives, enabling smaller, lower-cost, less energy-intensive processing facilities. The partnership brings together Riven Systems’ self-driving minerals separation laboratory and Pasqal’s quantum computing power with USA Rare Earth’s rare earth processing expertise. Under the planned project, Riven Systems would conduct thousands of automated experiments and generate the training data needed to build machine learning models of extractant selectivity for rare earth elements. Pasqal’s neutral atom QPU would then benchmark quantum machine learning models against classical computing-based models (each trained on data from the self-driving lab) to support USA Rare Earth in optimizing extractant selection.

Macroeconomic Considerations

Pasqal’s results of operations may be affected by broader macroeconomic, geopolitical, and industry conditions, including inflation, U.S. custom tariffs, interest rates, supply chain constraints, evolving trade policies, government funding priorities, and global economic uncertainty. In addition, a portion of Pasqal’s operations and revenues is derived from projects in Saudi Arabia, and developments in the Middle East could affect project execution timelines or future contract opportunities. While Pasqal has not experienced material disruptions to date, these factors could impact future operating results, liquidity, and cash flows.

Basis of Presentation

Pasqal conducts business through one operating segment, which is the development and implementation of quantum computing solutions. Its activities have been conducted primarily in France. Pasqal’s historical results are reported in IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Key Components of Results of Operations

Revenue

Pasqal generates revenue primarily through (i) sales of QPUs and (ii) sales of QPU-related services mainly consisting of research and development services and QPU upgrade services. Pasqal’s suite of products and services includes production-ready neutral atom quantum computers, its comprehensive accompanying software suite, which includes powerful solvers, developer quantum software development kits and scalable emulation tools, and cloud computing solutions. Pasqal’s product and service offerings are sold both directly to enterprise and research customers, and through partnerships with external software providers and hyperscalers who resell and integrate Pasqal’s quantum capabilities into broader solutions. Pasqal also generates revenue from sales of its cryogenic systems used in quantum technology research (“Cryostat”), which is recognized at a point in time when control transfers to the customer, generally upon delivery or acceptance as specified in the contract.

Pasqal’s primary revenue streams and related recognition policies are as follows:

●	Sales of QPUs - Revenue is recognized at a point in time when control transfers to the customer, generally upon installation of the QPUs and acceptance by the customer, as specified in the contract.

●	Sales of QPU-related services - Revenue is recognized over time on a usage or straight-line basis over the service period. Revenue related to research and development services is recognized over time using the cost-to-cost method to measure progress to completion.

Government Grant Income

Government grant income represents a component of Pasqal’s operating income and primarily reflects funding received in connection with research and development activities, including programs supported by French, European and other public institutions. The level of government grant income may vary from period to period depending on the timing of project milestones, the recognition of eligible costs, and the availability of public funding programs. Government grants related to operating expenses are recognized in income over the period in which the related costs are incurred, while grants related to assets are recognized over the useful life of the underlying assets.

Certain Pasqal’s borrowings bear interest at rates below the prevailing market rate for comparable instruments. In accordance with IFRS 9, these borrowings were initially recognized at fair value using market borrowing rates. The difference between the cash proceeds received and the initial fair value of the loans is accounted for as a government grant under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance and presented as deferred income from government grants, which is recognized in profit or loss on a systematic basis over the respective borrowing terms.

Other Operating Income

Other operating income consists primarily of foreign exchange gains on trade receivables and trade and other payables and other non-recurring items.

Purchases of Material

Purchases of material consist of the purchases of components, raw materials, and consumables to be used in the development of specialized quantum computing hardware that supports Pasqal’s quantum computing products and service offerings.

Changes in Inventory

Changes in inventories reflect the period-over-period movements in raw materials, supplies, and other inputs used in the development of Pasqal’s quantum computing systems. Changes in inventories also include the movements in inventory impairment charges and costs associated with the contractual guarantee provided under Pasqal’s agreement with DistriQ.

Employee Salaries and Benefit Expenses

Employee salaries and benefit expenses consist of compensation-related expenses including employee salaries and wages, social security and other employee benefit contributions, and share-based compensation costs.

Professional Services and Other Services

Professional services and other services consist of expenses for outsourced activities, primarily related to fees incurred for third-party professional services such as legal, intellectual property advisors, consultants, and technical and scientific subcontractors. Professional services and other services also include costs for short-term and low-value leases that qualify for the recognition exemption under IFRS 16, Leases, advertising costs, travel and entertainment costs, repairs and maintenance costs, costs incurred for other outsourced services, and other miscellaneous costs.

Depreciation and Amortization

Depreciation and amortization expense results from depreciation of property, plant and equipment that are recognized over their estimated useful lives, amortization of intangible assets that are recognized over their estimated useful lives, and amortization of right-of-use assets over the lease term.

Other Operating Expenses

Other operating expenses consist primarily of costs related to the derecognition of certain fixed assets upon disposal and other miscellaneous operating expenses.

Other Income (Expenses)

Change in Fair Value of Financial Liabilities at FVTPL

The change in fair value of financial liabilities at FVTPL primarily consists of changes in the fair values of convertible bonds and redeemable bonds. The bonds are recognized at their fair value and subsequently remeasured to fair value at each reporting period, with resulting gains and losses recognized in profit or loss.

Finance Income

Finance income consists primarily of interest income earned from cash and cash equivalents and foreign currency gains on foreign currency transactions.

Interest Expense

Interest expense primarily consists of the accretion of the financing component associated with contracts and interest incurred on borrowings, which mainly include Bpifrance S.A. (“BPI”) loans, a promissory note with BDC Capital Inc., and various other loans.

Other Financial Expense

Other financial expense consists of interest expense on lease liabilities, amortization of issuance costs related to redeemable bonds, and foreign currency losses on foreign currency transactions.

Income (Expense) Tax Benefit

Income (expense) tax benefit consists of income taxes related to the jurisdictions in which Pasqal conducts business.

Results of Operations

The following table sets forth Pasqal’s results of operations for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Revenue	€4,872	€4,286	€586	14%
Government grant income	2,950	3,544	(594)	-17%
Other operating income	182	1,275	(1,093)	-86%
Purchases of material	(2,569)	(2,692)	123	-5%
Changes in inventory	1,372	1,825	(453)	-25%
Employee salaries and benefit expenses	(41,594)	(15,353)	(26,241)	171%
Professional services and other services	(19,553)	(8,261)	(11,292)	137%
Depreciation and amortization	(4,302)	(4,396)	94	-2%
Other operating expenses	(518)	-	(518)	100%
Operating loss	(59,161)	(19,773)	(39,388)	199%

Change in fair value of financial liabilities at FVTPL	7,048	(3,033)	10,081	-332%
Finance income	1,414	1,101	313	28%
Interest expense	(1,996)	(1,838)	(158)	9%
Other financial expense	(521)	(2,608)	2,087	-80%
Loss before tax	(53,216)	(26,150)	(27,066)	104%
Income (expense) tax benefit	(20)	31	(51)	-165%
Loss for the year	€(53,236)	€(26,118)	€(27,118)	104%

Revenue

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
QPU sales	€-	€-	€-	0%
QPU-related services	3,944	2,943	1,001	34%
Cryostat sales	927	1,342	(415)	-31%
Total revenue	€4,872	€4,286	€586	14%

Total revenue is comprised of sales of QPU-related services and Cryostat sales for the six months ended June 30, 2026 and 2025.

Revenue from QPU-related services increased by €1.0 million, or 34% from €2.9 million for the six months ended June 30, 2025 to €3.9 million for the six months ended June 30, 2026. This increase was primarily driven by the timing of revenue recognition associated with the QPU upgrade under the Forschungszentrum Jülich contract, amounting to €0.8 million.

Revenue from Cryostat sales decreased by €0.4 million, or 31% from €1.3 million for the six months ended June 30, 2025 to €0.9 million for the six months ended June 30, 2026. This decrease was primarily driven by fewer Cryostat deliveries during the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, as revenue is recognized upon delivery.

Government Grant Income

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Government grant income	€2,950	€3,544	€(594)	-17%

Government grant income decreased by €0.6 million, or 17% from €3.5 million for the six months ended June 30, 2025 to €3.0 million for the six months ended June 30, 2026. The decrease was primarily driven by the timing of grant income recognition, which is based on the achievement of project milestones and the occurrence of eligible costs associated with primarily programs funded by BPI, the EIC Accelerator, and South Korean government initiatives. The decrease was not a result of a reduction in grants awarded.

Other Operating Income

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Other operating income	€182	€1,275	€(1,093)	-86%

Other operating income decreased by €1.1 million, or 86% from €1.3 million for the six months ended June 30, 2025 to €0.2 million for the six months ended June 30, 2026. The decrease was primarily because there were non-recurring items included in the six months ended June 30, 2025 that did not recur during the six months ended June 30, 2026. These non-recurring items primarily consist of a €0.6 million reversal of a VAT-related tax risk provision, and €0.1 million reclassification of a credit balance previously recognized in other operating expenses.

Purchases of Material

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Purchases of material	€(2,569)	€(2,692)	€123	-5%

Purchases of material decreased by €0.1 million, or 5% from €2.7 million for the six months ended June 30, 2025 to €2.6 million for the six months ended June 30, 2026.

Changes in Inventory

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Changes in inventory	€1,372	€1,825	€(453)	-25%

Changes in inventory decreased by €0.5 million, or 25% from €1.8 million for the six months ended June 30, 2025 to €1.4 million for the six months ended June 30, 2026. The decrease was primarily due to higher work-in-progress inventory levels associated with the ramp-up of the GENCI and Forschungszentrum Jülich QPUs during the six months ended June 30, 2025.

Employee Salaries and Benefit Expenses

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Salaries, wages and benefits	€(9,386)	€(10,742)	€1,356	-13%
Social security contributions	(4,225)	(3,244)	(981)	30%
Other salaries expenses	(27,902)	(1,286)	(26,616)	2070%
Allowance for retirement plan	(81)	(81)	-	0%
Employee salaries and benefit expenses	€(41,594)	€(15,353)	€(26,241)	171%

For the six months ended June 30, 2026, salaries, wages and benefits were €9.4 million, a decrease of €1.4 million or 13% compared to the six months ended June 30, 2025. The decrease was primarily driven by the inclusion of employee compensation costs associated with Pasqal Netherlands B.V. prior to its closure on June 24, 2025, partially offset by higher employee compensation costs across the rest of the Company.

Social security contributions increased by €1.0 million, or 30% from €3.2 million for the six months ended June 30, 2025 to €4.2 million for the six months ended June 30, 2026. The increase was primarily due to the loss of Jeune Entreprise Innovante status, which resulted in the cessation of certain employer social security contribution exemptions.

Other salaries expenses increased by €26.6 million, or 2070% from €1.3 million for the six months ended June 30, 2025 to €27.9 million for the six months ended June 30, 2026. This increase was primarily driven by higher expenses recognized related to BSPCEs, SARs, and stock options as a result of new BSPCEs granted and changes in the fair value of the instruments associated with the Business Combination. These expenses totaled €27.3 million for the six months ended June 30, 2026 compared to €1.0 million for the six months ended June 30, 2025.

Professional Services and Other Services

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Fees for external professional services	€(15,501)	€(4,552)	€(10,949)	241%
Property costs (including rentals)	(1,246)	(1,476)	230	-16%
Advertising and public relation expenses	(393)	(493)	100	-20%
Travel and entertainment expenses	(851)	(460)	(391)	85%
Other outsourced services	(477)	(364)	(113)	31%
Other external charges	(216)	(258)	42	-16%
Maintenance and repairs	(336)	(268)	(68)	25%
Insurance	(153)	(89)	(64)	72%
Bank fees	(207)	(130)	(77)	59%
Transport costs	(116)	(123)	7	-6%
Telephone and postage	(57)	(48)	(9)	19%
Total professional services and other services	€(19,553)	€(8,261)	€(11,292)	137%

Professional services and other services increased by €11.3 million, or 137% from €8.3 million for the six months ended June 30, 2025 to €19.6 million for the six months ended June 30, 2026. The increase was primarily driven by higher fees incurred for external professional services in connection with Pasqal’s preparation for becoming a public company; these fees for external professional services consist of advisory, legal, and other professional services.

Depreciation and Amortization

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Depreciation and amortization	€(4,302)	€(4,396)	€94	-2%

Depreciation and amortization decreased by €0.1 million, or 2% from €4.4 million for the six months ended June 30, 2025 to €4.3 million for the six months ended June 30, 2026.

Other Operating Expenses

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Other operating expenses	€(518)	€-	€(518)	100%

Other operating expenses were €0.5 million for the six months ended June 30, 2026 with no other operating expenses recognized for the six months ended June 30, 2025. The increase was primarily driven by €0.2 million charge related to the disposal of certain fixed assets and €0.2 million of license and royalty expenses.

Other Income (Expenses)

Change in Fair Value of Financial Liabilities at FVTPL

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Change in fair value of financial liabilities at FVTPL	€7,048	€(3,033)	€10,081	-332%

Change in fair value of financial liabilities at FVTPL fluctuated by €10.1 million, or 332% from (€3.0) million for the six months ended June 30, 2025 to €7.0 million for the six months ended June 30, 2026. The change was primarily attributable to a €7.0 million income recognized for the fair value remeasurement of the ORA Bonds (as defined below) prior to conversion, compared to €3.0 million expense recognized for the fair value remeasurements of the ORA Bonds and OCA Bonds (as defined below).

Finance Income

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Finance income	€1,414	€1,101	€313	28%

Finance income increased by €0.3 million, or 28% from €1.1 million for the six months ended June 30, 2025 to €1.4 million for the six months ended June 30, 2026. The increase was driven by a €0.7 million increase in financial income earned on cash equivalents, partially offset by a €0.4 million decrease in foreign exchange gains on financial transactions.

Interest Expense

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Interest expense	€(1,996)	€(1,838)	€(158)	9%

Interest expense increased by €0.2 million, or 9% from €1.8 million for the six months ended June 30, 2025 to €2.0 million for the six months ended June 30, 2026.

Other Financial Expense

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Other financial expense	€(521)	€(2,608)	€2,087	-80%

Other financial expense decreased by €2.1 million, or 80% from €2.6 million for the six months ended June 30, 2025 to €0.5 million for the six months ended June 30, 2026. The decrease was primarily attributable to (i) a €1.6 million decrease in foreign exchange losses on financial transactions and (ii) a €0.5 million decrease in other financial expenses related to bond issuance costs for the ORA Bonds (as defined below).

Income (Expense) Tax Benefit

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Income (expense) tax benefit	€(20)	€31	€(51)	-165%

Income (expense) tax benefit decreased by €0.1 million, or 165% from €0.0 million for the six months ended June 30, 2025 to (€0.0) million for the six months ended June 30, 2026.

Liquidity and Capital Resources

Since inception, Pasqal has incurred significant losses and as of June 30, 2026, Pasqal had an accumulated deficit of €124.9 million. For the six months ended June 30, 2026 and 2025, Pasqal incurred net losses of €53.2 million and €26.1 million, respectively. Pasqal expects to incur significant losses for the foreseeable future.

Pasqal has historically funded its operations, capital expenditures, and working capital requirements from issuances of shares and convertible bonds, loans and borrowings from financial institutions, net proceeds from the closing of the Business Combination, and grants received from government organizations. As of June 30, 2026, Pasqal had cash and cash equivalents of €110.8 million. Pasqal believes that its cash and cash equivalents as of June 30, 2026 and the proceeds from the closing of the Business Combination and the March 2026 Financing will be sufficient to meet its working capital and capital expenditure needs for the next twelve months from the date of this Discussion and Analysis.

Pasqal receives cash from government grants, which may not be recurring in nature. For the six months ended June 30, 2026 and 2025, the Company received government investment and income-related grants in cash of €0.5 million and €3.4 million, respectively. These government grants historically received were awarded by local governments in France, other European countries, and South Korea, primarily in recognition of Pasqal’s contributions to its research, development, and industrial deployment programs and projects. These grants are typically evaluated on an annual or project basis, based on prevailing local regulations and policies, and are thus non-recurring in nature. Consequently, there is no guarantee that Pasqal will continue receiving or benefiting from them in the future and it is also challenging for Pasqal to predict the amounts of future grants. Under the terms and conditions of the government grants received and anticipated to be received, in some cases, the Company is required to meet certain requirements such as achievement of certain technological milestones, achievement of employment targets, and execution of committed investment expenditures. There can be no assurance that Pasqal will be able to fully satisfy these conditions or perform such obligations, and it is possible that regulatory authorities may discontinue such grants or require Pasqal to repay part or all of the government grants Pasqal previously received. Any reduction, cancellation, or repayment resulting from Pasqal’s failure to perform such obligations could adversely affect Pasqal’s business, financial condition, and results of operations.

At the Closing Date, Pasqal completed the Business Combination and received aggregate proceeds of $27.7 million from the trust account established in connection with Bleichroeder’s initial public offering. Substantially concurrently with the closing of the Business Combination, Pasqal consummated the March 2026 Financing and received aggregate proceeds of $250.0 million. Pasqal expects that the proceeds from the Business Combination and the March 2026 Financing, together with cash flows from operating activities and proceeds from future debt and equity financings, are expected to support its ongoing business operations and future growth strategy.

Pasqal’s future capital requirements will depend on several factors, including its ability to attract and retain customers, the continuing market acceptance of its products and services, the introduction of new or upgraded products and services, the technological choices it makes, the expansion of sales and marketing activities, and overall economic conditions. Pasqal’s primary short-term cash requirements are to fund working capital and lease obligations. Working capital requirements can vary significantly from period to period, particularly as a result of the timing of receipts and disbursements related to long-term contracts. Pasqal’s medium-term to long-term cash requirements are primarily to invest in facilities, equipment, technologies, personnel, research and development, and strategic acquisitions. Pasqal could be required, or could elect, to seek additional funding through public or private equity or debt financings or other capital sources; however, additional funds may not be available on terms acceptable to Pasqal, if at all.

Pasqal’s product roadmap benefits significantly from external funding sources to advance the technological roadmap across quantum computing. Pasqal invests aggressively in research and development across quantum computing, including capital expenditures, business development, and engineering. In addition to the neutral-atom quantum computers in its technological roadmap, Pasqal also provides (i) cloud services that let users run quantum algorithms, simulations, and applications without specialized on-premises hardware and (ii) a software suite that enables the design, compilation, and integration of quantum algorithms into existing applications and workflows. Pasqal expects to continue to invest in research and development as a public company to fund these technological priorities and scale toward digital fault-tolerant quantum computing. While there can be no assurances, Pasqal intends to raise such capital through additional equity or debt fundraising activities. If additional financing is required from outside sources, Pasqal may not be able to raise it on terms acceptable to Pasqal or at all. If Pasqal is unable to raise additional capital when desired, Pasqal’s business, results of operations, and financial condition would be materially and adversely affected.

First-Demand Guarantee

In connection with contracts entered into with its customers, Saudi Arabian Oil Company and CINECA, Pasqal provided a first-demand bank guarantee in favor of the customers to support its performance obligations under the related agreements. As collateral for this guarantee, Pasqal pledged a cash deposit with the issuing bank; the cash deposit by Pasqal is recognized as deposits within non-current assets in Pasqal’s condensed half-year consolidated financial statements. As of June 30, 2026, the associated pledged deposit for Saudi Arabian Oil Company and CINECA was €7.6 million and €0.3 million, respectively.

Borrowings

As of June 30, 2026 and December 31, 2025, Pasqal’s outstanding borrowings, including accrued interest and excluding any redeemable and convertible bonds, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(in thousands)
BDC Capital Inc.	€1,925	€2,090
Investissement Québec - Pasqal Canada	2,807	2,691
BPI Amorçage Investissement	1,128	1,256
BPI Innovation R&D	946	1,067
BPI Assurance Prospection	576	-
IFA Loan	2,236	1,930
Other borrowings	1,032	1,492
Total borrowings	€10,650	€10,526

Current	€2,854	€2,886
Non-current	7,796	7,640
Total borrowings	€10,650	€10,526

As of June 30, 2026, Pasqal’s outstanding borrowings consist of primarily of the below debt agreements.

BDC Capital Inc.

On July 18, 2024, Pasqal entered into a loan agreement with BDC Capital Inc. in the aggregate principal amount of €2.0 million. The loan bears interest at a fixed rate of 15.00 % per annum and matured on September 19, 2026. The loan was repaid in full on September 17, 2026.

Investissement Québec — Pasqal Canada

On September 27, 2024, Pasqal entered into a loan agreement with Investissement Québec for a facility of up to CAD 15.0 million or €9.9 million, with a maturity date of September 27, 2034. On September 27, 2024, Pasqal received an initial disbursement under the facility of CAD 4.2 million or €2.8 million. In addition, on April 14, 2025, Pasqal received an additional drawdown under the facility of CAD 1.1 million or €0.7 million. Borrowings under the facility bear interest at a fixed rate of 4.09% per annum, which is below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

BPI Loans

On December 31, 2021, Pasqal entered into an Amorçage Investissement loan with BPI in an aggregate principal amount of €2.0 million, with a maturity date of December 31, 2029. The loan bears interest at a fixed rate of 3.57% per annum, which is below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

On September 30, 2021, Pasqal entered into an Innovation R&D loan with BPI in an aggregate principal amount of €2.0 million, with a maturity date of June 30, 2029. The loan bears interest at a fixed rate of 0.71% per annum, which is below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

IFA Loan

On October 7, 2025, Pasqal entered into a USD 15.0 million or €12.9 million ten-year financing arrangement with the Illinois Finance Authority (“IFA”) to support its development in the U.S. As of December 31, 2025, Pasqal had drawn €5.1 million under the IFA loan. The IFA loan bears interest at a fixed rate of 3.55% per annum and includes a deferred-interest period; the IFA loan bears an interest rate below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

In parallel, Pasqal entered into a long-term Tax Credit Agreement with the State of Illinois (“MICRO”), under which it may earn refundable tax credits over a ten-year period based on eligible expenses. The revocation of MICRO credits constitutes an event of default under the loan agreement. A variable fee may be owed to the IFA for quantum computers manufactured at the Illinois site and sold or leased during the loan term. As of June 30, 2026, no such fee has been incurred.

The financing arrangements described above are not subject to financial covenants that could affect the terms, repayment schedule, or continuity of the financing arrangements.

Convertible Bonds

OCA Bonds

On July 5, 2024, Pasqal issued convertible bonds to CMA CGM Group for an aggregate principal amount of €5.0 million with an interest rate of 5% per annum and maturity date of December 31, 2025 (the “OCA Bonds”). The OCA Bonds are converted into the most senior class of shares upon a change of control or at the option of the holder, at maturity. The OCA Bonds also convert upon a qualifying raise that occurs more than three months from the OCA Bonds’ issuance date, into the same class of shares issued to investors in that raise. In addition to the conversion features, the OCA Bonds have redemption features which permits the holder of the OCA Bonds to redeem for cash upon an event of default, upon a qualifying raise that occurs within three months from the OCA Bonds’ issuance date, or at maturity.

On October 15, 2025, the CMA CGM Group requested repayment of an amount equal to the aggregate principal and accrued interest, totaling €5.3 million. The liability due to CMA CGM Group was settled through the issuance of convertible bonds for €5.3 million (the “ORA Bonds”).

Redeemable Bonds

ORA Bonds

Between April 2025 and December 2025, Pasqal issued ORA Bonds to various parties for an aggregate principal amount of €68.3 million with an interest rate per annum of 12% and maturity date of June 30, 2026. The ORA Bonds are converted to either Series B or Series C shares, accompanied by the related ratchet warrants, upon the occurrence of one of the following events: qualified equity financing, non-qualified equity financing (at the option of the holder), exit event, IPO event, event of default, at maturity date, or any other mutually agreed redemption event. On March 2, 2026, the ORA Bonds were converted to 682,542 Series C shares at €139.54 per share, accompanied by ratchet warrants as a result of the issuance of Series C shares on February 28, 2026, which represented a qualified equity financing redemption event.

Upon conversion, Pasqal remeasured the fair value of the ORA Bonds as of the conversion date and derecognized the carrying amount of the liability, with a corresponding increase to equity. Accordingly, Pasqal recognized €7.0 million of change in fair value in the condensed half-year consolidated statement of profit or loss immediately prior to the conversion. As the ratchet warrants attached to the Series C shares were determined to have a nil fair value at inception, the entire fair value of the ORA Bonds at the conversion date was allocated to the Series C shares issued upon conversion.

Series C Financing

In December 2025, Pasqal executed a shareholders’ agreement with certain new and existing investors for the issuance of 225,741 Series C shares of Pasqal for total proceeds of €31.5 million, at a per-share price of €139.54. During January and February 2026, Pasqal issued 499,769 Series C shares at a price of €139.54 per share, for total proceeds of €69.7 million. Under the terms of the shareholders agreement, the Series C have the following ratchet warrants attached (collectively referred to as the “BSA Ratchets”):

●	“BSA Ratchet C” warrants are attached to all Pasqal Series C shares and entitle the holder to subscribe, at a nominal value, for additional Pasqal Series C shares in the event that Pasqal issues new shares or other securities that give access to a portion of its share capital based on a per-share price lower than the per-share price in the Series C financing of €139.54. The BSA Ratchet C warrants cease to be exercisable on the date Pasqal completes a direct or indirect initial public offering, including in connection with the Business Combination.

●	“BSA Ratchet C*” warrants are held by any participant in Series C financing whose investment was completed or committed prior to December 31, 2025 and entitle the holder to subscribe, at a nominal value, for additional Pasqal Series C shares in the event that Pasqal completes an initial public offering, including through a special purpose acquisition company, under which the pre-money valuation of Pasqal on a fully-diluted basis is less than $2.0 billion (a “Qualified IPO”). The BSA Ratchet C* warrants cease to be exercisable following a period of sixty days from the notification by Pasqal of either a Qualified IPO or a direct or indirect initial public offering project (including in connection with the Business Combination) with a pre-money valuation of Pasqal on a fully diluted basis that is greater than or equal to USD $2.0 billion.

●	“BSA Ratchet C**” warrants are held by any participant in Series C financing whose investment was completed or committed prior to December 31, 2025 and entitle the holder to subscribe, at a nominal value, for additional Pasqal Series C shares in the event Pasqal does not sign a business combination agreement with a special purpose acquisition company. Upon execution of the Business Combination Agreement on February 28, 2026, the BSA Ratchet C** warrants expired.

Contractual Obligations and Other Commitments

Pasqal’s primary use of cash is to fund its business operations, which consist primarily of employee-related costs, research and development activities, working capital requirements, lease obligations, capital expenditures and other anticipated costs to scale operations in the future and operate as a public company. Pasqal requires a significant amount of cash for expenditures and continued investment in ongoing quantum research and development and business operations.

Because of the numerous risks and uncertainties associated with research, development, and commercialization of Pasqal’s quantum technology, Pasqal is unable to estimate the exact amount of its working capital requirements. Pasqal’s operating plan may change because of factors currently unknown, and Pasqal may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or other transactions. In addition, Pasqal may seek additional capital even if Pasqal believes that it has sufficient funds for current or future operating plans. Such financings may result in dilution to shareholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than ordinary shares, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect the business. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Pasqal’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Pasqal is unable to raise additional funds through equity or debt financings when needed, Pasqal may be required to delay, limit, or substantially reduce its quantum computing development efforts. Pasqal’s future capital requirements and the adequacy of available funds will depend on many factors.

As of June 30, 2026, Pasqal’s contractual obligations and commitments are related to its lease obligations for office spaces and manufacturing facilities and contractual payments on its outstanding borrowings described above. The following table summarizes Pasqal’s contractual obligations and commitments as of June 30, 2026. The amounts are gross and undiscounted, and include contractual interest payments and anticipated prepayments and related penalties:

	Carrying Amount	Contractual Cash Flow	Within 1 Year	Between 1 and 5 Years	Beyond
	(in thousands)
Lease liabilities	€9,879	€12,049	€997	€6,498	€4,554
Borrowings:
BDC Capital Inc.	1,925	1,925	1,925	-	-
Investissement Québec – Pasqal Canada	2,807	3,490	157	1,901	1,432
BPI Amorçage Investissement	1,128	1,400	400	1,000	-
BPI Innovation R&D	946	1,200	400	800	-
BPI Assurance Prospection	576	576	-	576
IFA Loan	2,236	5,266	-	2,229	3,037
Other borrowings	1,032	1,032	226	806	-
Total (1)	€20,529	€26,938	€4,105	€13,810	€9,023

(1)	Excludes commitments and guarantees between Legacy Pasqal and New Pasqal and its subsidiaries and the first-demand guarantees in connection with the contracts entered into with Saudi Arabian Oil Company and CINECA.

Cash Flows

The following table sets forth Pasqal’s cash flows for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
	(in thousands)
Net cash flows used in operating activities	€(25,194)	€(19,956)
Net cash flows used in investing activities	(4,970)	(3,145)
Net cash flows from financing activities	67,251	41,523
Net change in cash and cash equivalents	€37,087	€18,422

Six months ended June 30, 2026

Cash Flows Used in Operating Activities

Net cash used in operating activities during the six months ended June 30, 2026, was €25.2 million, resulting primarily from a net loss of €53.2 million, offset by €22.7 million in net change of non-cash adjustments and interest paid in the period, and changes in operating assets and liabilities of €5.3 million.

The €22.7 million in non-cash adjustments and interest paid primarily include share-based payment and other personnel expenses of €23.4 million, depreciation of property, plant and equipment and amortization of intangible assets and impairments of €4.4 million, financial expense of €1.7 million, and interest paid of €0.2 million, partially offset by changes in the fair value of financial liabilities at FVTPL of €7.0 million.

The €5.3 million change in operating assets and liabilities for the six months ended June 30, 2026 consisted primarily of a €4.0 million increase in contract liabilities, a €4.4 million increase in trade payables and related accounts, and a €6.6 million increase in other liabilities, offset by a €5.6 million increase in other receivables, a €0.5 million increase in trade receivables and related accounts, and a €3.5 million increase in inventories. The increase in contract liabilities was primarily due to an increase in advance billings under customer contracts and amounts related to the financing component of the Saudi Arabian Oil Company contract remaining in contract liabilities, partially offset by revenue recognized during the period. The increase in trade payables and related accounts was mainly attributable to legal, audit and consulting fees incurred in connection with the Business Combination and provision and accrued invoices recognized associated with the DistriQ project. The increase in other liabilities was primarily due to (i) higher social security liabilities and VAT liabilities, consisting of VAT collected on DistriQ billings in Canada and VAT-related obligations in Saudi Arabia and (ii) increase in the expense recognized for cash-settled SARs during the period. The increase in other receivables was primarily due to (i) higher French research tax credit receivables and receivables related to Canadian funding programs, reflecting the level of eligible expenditures incurred during the period, (ii) an increase in VAT receivables in France and Canada, and (iii) changes in prepaid expenses and other operating receivables. The increase in trade receivables and related accounts was primarily due to the initial billings under the Saudi Arabian Oil Company contract and final billings under the DistriQ contract offset by cash collections during the period from other customers. The increase in inventories was primarily due to a €1.2 million reversal of a previously recognized inventory impairment charge in connection with the agreement with DistriQ and an increase in purchases of raw materials held in inventory.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the six months ended June 30, 2026, was €5.0 million, resulting primarily from the purchase of property, plant and equipment of €2.0 million, purchase of intangible assets of €2.4 million, change in deposits of €0.4 million, and payment of €0.5 million to former shareholders of MyCryoFirm, which was acquired by Pasqal in 2022, offset by receipt of government investment grants of €0.4 million.

Cash Flows Provided by Financing Activities

Net cash from financing activities during the six months ended June 30, 2026, was €67.3 million resulting primarily from proceeds from capital increases of €68.5 million, offset by the repayment of borrowings and lease liabilities of €1.1 million and interest payments of €0.2 million.

Six months ended June 30, 2025

Cash Flows Used in Operating Activities

Net cash used in operating activities during the six months ended June 30, 2025, was €20.0 million, resulting primarily from a net loss of €26.1 million and a change in operating assets and liabilities of €0.5 million, offset by €6.6 million in net change of non-cash adjustments and interest paid in the period.

The €6.6 million in non-cash adjustments and interest paid primarily include share-based payment and other personnel expenses of €0.7 million, change in provisions of €4.4 million, depreciation of property, plant and equipment and amortization of intangible assets and impairments of €4.3 million, change in fair value of financial liabilities at FVTPL of €3.0 million, financial expense of €2.7 million, and interest paid of €0.4 million.

The €0.5 million change in operating assets and liabilities for the six months ended June 30, 2025 consisted of €2.0 million increase in contract liabilities, €3.8 million increase in trade payables and related accounts, €3.0 million increase in other liabilities, and €0.8 million decrease in trade receivables and related accounts, offset by €2.8 million increase in inventories and €7.2 million increase in other receivables. The increase in contract liabilities was mainly due to an increase in advances received from customers. The increase in trade payables and related accounts was primarily due to higher legal, audit, and consulting fees. The increase in other liabilities was primarily due to higher employee-related liabilities. The decrease in trade receivables and related accounts was primarily driven by lower accrued receivables for customers. The increase in inventories was primarily due to the purchase of parts required to manufacture the quantum computers with delivery dates in 2025. The increase in other receivables was primarily due to interest receivables from financial accounts.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the six months ended June 30, 2025, was €3.1 million, resulting from the purchase of property, plant and equipment of €4.9 million, purchase of intangible assets of €0.1 million, and payment of €0.2 million due to the liquidations of certain subsidiaries, offset by the proceeds from the sale of intangible assets of €0.1 million, change in deposits of €0.6 million, and receipt of government grants of €1.4 million.

Cash Flows Provided by Financing Activities

Net cash from financing activities during the six months ended June 30, 2025, was €41.5 million resulting from proceeds from borrowings of €43.5 million, offset by repayments of borrowings of €1.6 million, and interest payments of €0.4 million.

Critical Accounting Estimates and Judgments

Pasqal’s condensed half-year consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing its condensed half-year consolidated financial statements, Pasqal makes assumptions, judgments and estimates that can have a significant impact on amounts reported in the condensed half-year consolidated financial statements. Pasqal bases its material judgments, estimates and assumptions on historical experience and various other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions and are recognized prospectively. Pasqal regularly re-evaluates its material judgments, estimates and assumptions.

Pasqal’s critical accounting estimates, assumptions, and judgment applied in the condensed half-year consolidated financial statements are consistent with those described in our Registration Statement on Form F-1.

Emerging Growth Company Status

Pasqal is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the JOBS Act. As such, Pasqal is eligible to take advantage of certain exemptions from various reporting requirements that are otherwise applicable to other public companies. These provisions include: (i) being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; (ii) not being required to comply with the auditor attestation requirements in the assessment of the internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (iii) reduced disclosure obligations regarding executive compensation; (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved; and (v) exemptions from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Pasqal has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Pasqal, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pasqal’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Pasqal will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement, (b) the last date of the fiscal year in which Pasqal’s total annual gross revenue is equal to or more than $1.235 billion, (c) the date on which Pasqal is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Pasqal has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

As a foreign private issuer using foreign private issuer forms for Exchange Act reporting requirements (Forms 20-F and 6-K), New Pasqal will not be permitted to take advantage of the scaled reporting requirements available for smaller reporting companies.

Quantitative and Qualitative Disclosures about Market Risk

Pasqal is exposed to market risk in the ordinary course of its business. Market risk represents the risk of loss that may impact Pasqal’s financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

Interest rate risk is the risk of financial loss due to adverse changes in the value of assets and liabilities as a result of movements in interest rates. As of June 30, 2026, Pasqal’s debt portfolio is comprised entirely of fixed-rate debt. Other than certain interest-bearing assets and instruments classified at amortized cost, Pasqal has no other significant interest-bearing instruments. Pasqal considers its exposure to interest rate risk to be low and does not expect significant impacts from potential interest rate fluctuations.

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency other than the respective group companies’ functional currency. Pasqal has limited exposure to foreign exchange fluctuations. As of June 30, 2026, substantially all of Pasqal’s revenue was denominated in Euros. In addition, financial liabilities and lease liabilities are primarily denominated in the functional currencies of the respective entities, which further limits its foreign exchange risk exposure. Based on Pasqal’s foreign currency denominated cash balances as of June 30, 2026, a hypothetical 10% change in the relative value of Euros to other currencies during the six months ended June 30, 2026 would not have had a material effect on Pasqal’s condensed half-year consolidated financial statements.